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BROOKS, HOUGHTON SECURITIES, INC.
444 Madison Avenue o 25th Floor o New York, NY 10022 o Telephone: 212-753-1991
                                                     o Facsimile: 212-753-7730
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CONFIDENTIAL

March 14, 2001

Joseph M. Weitzman, Esq.
For and on behalf of the
Chairman, Related Party Transaction Committee
Milestone Properties, Inc.
551 Fifth Avenue
New York, New York 10022

     RE: LETTER AGREEMENT FOR FAIRNESS OPINION ON CONCORD ASSET GROUP, INC. DECEMBER 28TH, 2000 OFFER TO PURCHASE THE OUTSTANDING MINORITY INTEREST OF MILESTONE PROPERTIES, INC. ("MPI")
          ------------------------------------------------------------------

Dear Mr. Weitzman:

We refer to the Letter of Engagement dated January 19, 2001 entered into between Brooks, Houghton Securities, Inc. ("BHS") and the Related Party Transaction Committee of Milestone Properties, Inc. In accordance with this agreement we present the BHS findings for your review in anticipation of the delivery of the Fairness Opinion in connection with the above-mentioned related party transaction.

Our findings are based upon the review and analysis of the following documents:

o  SEC 10K & 10Q filings for 1999 & 2000; May, 2000 Proxy Statement.

o  Review of individual property analyses prepared by MPI.

o  Review of wrap mortgage analyses prepared by MPI.

o Pro forma financial analyses prepared by MPI including a liquidation analysis received earlier today.

o Industry information and comparables deemed by BHS and/or by MPI to be appropriate.

o Review of the MPI common stock trading performance from 1999 to date and analysis of trading volumes for this period.

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Brooks, Houghton & Company, Inc.    Brooks, Houghton Securities, Inc.
Investment Banking and              Private Placements
Merchant Banking                    Registered Broker-Dealer
                                    Member NASD, SIPC

Private Corporate Advisors, Inc.    BHC Interim Funding L.P.
Mergers and Acquisitions and        Interim and Bridge Capital
Financial Advisor                   for Middle Market Companies

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Page:    2
Letter:  Joseph M. Weitzman, Esq.-Milestone Properties, Inc.
Re: Findings re: fairness of Concord Assets Group to Purchase Minority Interest of Milestone Properties, Inc.

The following matters are brought to the attention of the Committee as material and influential in determining our assessment of the related party transaction.

o The value of all the real estate and wrap mortgages owned by MPI assumes the valuations in the 1998 appraisals. Brooks, Houghton has not been requested to perform an appraisal of these assets and we do not express any opinion as to the values of these assets. We recommend to the Committee that updates of these appraisals will assist them in there deliberations.

o Two wrap mortgages have been identified that have a book value significantly less than the related debt associated with two assets. Upon review with management of MPI we were provided with details that have a material impact on assessing the value of MPI. MPI management advised that only these two assets (Natchez, MS, and Dubois, PA) require adjustment for our analysis: the positive impact to 12/31/00 balance sheet is $3,130,000 or $.73 per share.

o It should be noted by the Committee that cash accounts for 50.1% of the stated book value of MPI as at December 31, 2000.

Other relevant factors are:

o MPI shares have recently been trading at less that 50% of book value with minimal daily volume; the 200 day moving average was above $3.00 per share for 11 months last year, fell below that level in the last 30 days of the year 2000; the 200 day moving average is currently at about $2.60.

o Several other publicly traded real estate firms trade an average of 80% of book value.

o Employment agreements with key managers of MPI represent a contingent liability of $5,260,000 or $1.23 per share; this applies in the event of change in control (50% plus) or liquidation. Of this $5,260,000, an amount of $4,100,000 is attributable to the two controlling shareholders.

o A liquidation analysis prepared by MPI reflects a per share price of $1.71 and takes into consideration certain factors contemplated in our valuation analysis. It should be noted that in the event of liquidation of MPI, prepayment penalties and even face value of debt would be negotiable with lenders and we have also factored this into our valuation analysis.

o The issuance of the Fairness Opinion will be dependent upon verifying the underlying financial information and disclosures expressed in MPI's Form 10-K and Proxy statement.

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Page:    3
Letter:  Joseph M. Weitzman, Esq. Milestone Properties, Inc.
Re: Findings re: fairness of Concord Assets Group to Purchase Minority Interest of Milestone Properties, Inc.


VALUATION ANALYSIS AS AT DECEMBER 31, 2000:

Number of Shares Outstanding:          4,288,542                     Per Share
                                                                     ---------
Book Value                                           $16,786,000       $3.91

Add: Wrap Mortgage Understated Value                   3,130,000
                                                     -----------
Adjusted Book Value                                  $19,916,000       $4.64
                                                                       -----
Additional Adjustments:
----------------------
Less Cash at 12/31/00                                 (8,416,000)
                                                     -----------
Adjusted Book Value of non-cash assets               $11,500,000

Adjusted Book Value after applying a
 liquidation discount @ 45% for non-cash
 net assets                                          $ 6,325,000
Employment Contract Liability (ex controlling
 shareholders)                                       $(1,160,000)
Less Projected Depletion of Cash through 6/30/01     $(1,000,000)
                                                     -----------
Net Asset Value Excluding Cash                       $ 4,165,000
Net Asset Value per Share Excluding Cash                               $ .97

Cash Per Share at 12/31/00                                             $1.96
                                                                       -----

BHS VALUATION                                                          $2.93

Based upon our analyses and our knowledge of the company, we believe that the Committee should request a per share price of at least $2.93 per share from Concord.

Yours sincerely,

/s/ Gerald H. Houghton                         /s/ Thomas P. Ivanyi
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Gerald H. Houghton                             Thomas P. Ivanyi
President                                      Managing Director